Exhibit 99.1

ADECOAGRO S.A.

41,379,311 Common Shares

UNDERWRITING AGREEMENT

December 11, 2025

J.P. Morgan Securities LLC

BofA Securitiies, Inc.

Banco BTG Pactual S.A. - Cayman Branch

Citigroup Global Markets Inc.

Itau BBA USA Securities, Inc.

As representatives of the several

Underwriters listed in Schedule A hereto

c/o J.P. Morgan Securities LLC

270 Park Avenue

New York, New York 10017

 c/o BofA Securities, Inc.

One Bryant Park

New York, New York 10036

c/o Banco BTG Pactual S.A. - Cayman Branch

601 Lexington Avenue, 57th floor

New York, New York 10022

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

c/o Itau BBA USA Securities, Inc.

599 Lexington Avenue, 34th Floor

New York, New York 10022

Ladies and Gentlemen:

1.  Introductory.  Adecoagro S.A., a Luxembourg corporation (RCS Luxembourg B153681) (the “Company”) agrees with J.P. Morgan Securities LLC (“JPM”), BofA Securities, Inc. (“BofA”), Itau BBA USA Securities, Inc., Citigroup Global Markets Inc. and Banco BTG Pactual S.A. - Cayman Branch, as representatives (in such capacity, the “Representatives”) of the several Underwriters named in Schedule A hereto (collectively, the “Underwriters”),, to issue and sell to the several Underwriters an aggregate of 41,379,311 of newly issued shares (the “Securities”) (such 41,379,311 shares of Securities being hereinafter referred to as the “Firm Securities”).  The Company also agrees to issue and sell to the several Underwriters, at the option of the Underwriters, an aggregate of not more than 1,111,035 additional newly issued shares (such 1,111,035 shares being hereinafter referred to as the “Optional Securities”), as set forth below.  The Firm Securities and the Optional Securities are herein collectively called the “Offered Securities”.

2.  Representations and Warranties of the Company.  (a) The Company represents and warrants to, and agrees with, the several Underwriters that:

(i)  Filing and Effectiveness of Registration Statement; Certain Defined Terms.  The Company has prepared and filed with the Commission a registration statement on Form F-3 (File No. 333-291872), including a related prospectus or prospectuses, covering the registration of the Offered Securities under the Act, which has become effective.  “Registration Statement” at any particular time means such registration statement in the form then filed with the Commission, including any amendment thereto, any document incorporated by reference therein and all 430B Information and all 430C Information with respect to such registration statement, that in any case has not been superseded or modified.  “Registration Statement” without reference to a time means the Registration Statement as of the Effective Time.  For purposes of this definition, 430B Information shall be considered to be included in the Registration Statement as of the time specified in Rule 430B. If the Company has filed an abbreviated registration statement pursuant to Rule 462(b) under the Securities Act (the “Rule 462 Registration Statement”), then any reference herein to the term “Registration Statement” shall be deemed to include such Rule 462 Registration Statement.

For purposes of this Agreement:

“430B Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430B(e) or retroactively deemed to be a part of the registration statement pursuant to Rule 430B(f).

“430C Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430C.

“Act” means the Securities Act of 1933, as amended.

“Applicable Time” means 6:40 pm (New York City time) on the date of this Agreement.

“Closing Date” has the meaning specified in Section 3 hereof.

“Commission” means the U.S. Securities and Exchange Commission.

“Effective Time” of the Registration Statement relating to the Offered Securities means the time of the first contract of sale for the Offered Securities.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Prospectus” means the Statutory Prospectus that discloses the offering price, other 430B Information and other final terms of the Offered Securities and otherwise satisfies Section 10(a) of the Act.

“First Closing Date” has the meaning specified in Section 3 hereof.

“General Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being so specified in Schedule B to this Agreement.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Offered Securities in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Limited Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Issuer Free Writing Prospectus, as evidenced by it being so specified in Schedule C to this Agreement.

“Rules and Regulations” means the rules and regulations of the Commission.

“Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the Act, the Exchange Act, the Rules and Regulations, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board, the International Accounting Standards Board (“IASB”) and, as applicable, the rules (“Exchange Rules”) of the New York Stock Exchange (“NYSE”).

“Statutory Prospectus” with reference to any particular time means the prospectus relating to the Offered Securities that is included in the Registration Statement immediately prior to that time, including all 430B Information, all documents incorporated by reference therein, and all 430C Information with respect to the Registration Statement.  For purposes of the foregoing definition, 430B Information shall be considered to be included in the Statutory Prospectus as of the actual time that the form of prospectus (including a prospectus supplement) is filed with the Commission pursuant to Rule 424(b) and not retroactively.

Unless otherwise specified, a reference to a “rule” is to the indicated rule under the Act.

(ii) Compliance with Securities Act Requirements.  (i) (A) At the time the Registration Statement initially became effective, (B) at the time of each amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether by post-effective amendment, incorporated report or form of prospectus), (C) at the Effective Time relating to the Offered Securities and (D) on the Closing Date, the Registration Statement conformed and will conform in all material respects to the requirements of the Act and the applicable Rules and Regulations and did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) (A) on its date, (B) at the time of filing of the Final Prospectus pursuant to Rule 424(b) and (C) on the Closing Date, the Final Prospectus will conform in all material respects to the requirements of the Act and the applicable Rules and Regulations, and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from any such document based upon written information furnished to the Company by the Underwriters specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 8(c) hereof.

(iii) Ineligible Issuer Status.  (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Offered Securities and (ii) at the date of this Agreement, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, including (x) the Company or any other subsidiary in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 and (y) the Company in the preceding three years not having been the subject of a bankruptcy petition or insolvency or similar proceeding, not having had a registration statement be the subject of a proceeding under Section 8 of the Act and not being the subject of a proceeding under Section 8A of the Act in connection with the offering of the Offered Securities, all as described in Rule 405.

(iv) General Disclosure Package.  As of the Applicable Time, neither (i) the General Use Issuer Free Writing Prospectus(es) issued at or prior to the Applicable Time, the preliminary prospectus supplement, dated December 9, 2025, including the base prospectus, dated December 1, 2025 (which is the most recent Statutory Prospectus distributed to investors generally), including any documents incorporated by reference therein, and the other information, if any, stated in Schedule B to this Agreement to be included in the General Disclosure Package, all considered together (collectively, the “General Disclosure Package”), nor (ii) any individual Limited Use Issuer Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from any Statutory Prospectus or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by the Underwriters specifically for use therein, it being understood and agreed that the only such information furnished by the Underwriters consists of the information described as such in Section 8(c) hereof.  Except as disclosed in the General Disclosure Package, on the date of this Agreement, the Company’s Annual Report on Form 20-F most recently filed with the Commission and all subsequent reports filed with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act, including the documents incorporated by reference in the General Disclosure Package and the Final Prospectus, when they were filed with the Commission, do not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Such documents, when they were filed with the Commission, conformed in all material respects to the requirements of the Exchange Act and the applicable Rules and Regulations.

(v) Issuer Free Writing Prospectuses.  Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Securities or until any earlier date that the Company notified or notifies the Representatives as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict in any material respect with the information then contained in the Registration Statement.  If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict in any material respect with the information then contained in the Registration Statement or as a result of which such Issuer Free Writing Prospectus, if republished immediately following such event or development, would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (i) the Company has promptly notified or will promptly notify the Representatives and (ii) the Company has promptly amended or will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(vi) Corporate Authority of the Company.  The Company and each of its subsidiaries have been duly formed and are existing and in good standing under the laws of their respective jurisdictions of formation (to the extent that good standing is applicable under the law of the relevant jurisdiction of formation), are duly qualified to do business and are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries taken as a whole or on the performance by the Company of its obligations under this Agreement and the Securities (a “Material Adverse Effect”). The only significant subsidiaries of the Company are Agro Inversora Argentina S.A., Avaldi S.A., and the subsidiaries listed in Exhibit 8.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, except for Girasoles del Plata S.A., which merged with Adeco Agropecuaria S.A. in August 2025.

(vii) Subsidiaries.  Except as disclosed in the General Disclosure Package and the Final Prospectus, no subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock or similar ownership interest, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s properties or assets to the Company or any other subsidiary of the Company; all of the issued and outstanding capital stock or ownership interests of each subsidiary of the Company have been duly authorized and validly issued and, where applicable, are fully paid and nonassessable; and, except for the pledge on the shares of Avaldi S.A. in favor of Cooperatieve Rabobank U.A. and as disclosed in the General Disclosure Package and the Final Prospectus, the capital stock or ownership interests of each subsidiary owned by the Company, directly or through subsidiaries, are owned free from liens, encumbrances and defects.

(viii) Offered Securities.  The Offered Securities and all other outstanding shares of the Company have been duly authorized; the authorized equity capitalization of the Company is as set forth in the General Disclosure Package; all outstanding shares of the Company are, and, when the Offered Securities to be issued by the Company have been fully paid up in accordance with this Agreement and issued on each Closing Date, such Offered Securities will have been, validly issued and fully paid up, will conform in all material respects to the information in the General Disclosure Package and to the description of such Offered Securities contained in the Final Prospectus; the shareholders of the Company have no preemptive rights with respect to the Securities that have not been waived pursuant to applicable law; and none of the outstanding shares of the Company have been issued in violation of any preemptive or similar rights of any security holder.

(ix) No Finder’s Fee.  There are no contracts, agreements or understandings between the Company and any person (other than any Underwriter) that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the offering and sale of the Offered Securities.

(x) Registration Rights.  Except as disclosed in the General Disclosure Package and the Final Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to a Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Act (collectively, “registration rights”), and any person to whom the Company has granted registration rights has agreed not to exercise such rights in connection with such offering.

(xi) Listing.  The Offered Securities have been approved for listing on the NYSE.

(xii) Absence of Further Requirements.  No consent, approval, authorization or order of, or filing or registration with, any Luxembourg, U.S. or other person, governmental agency, body or court or stock exchange is required for the execution, delivery and performance by the Company of this Agreement and the offer or sale of the Offered Securities hereby, except such as have been obtained, or made and such as may be required under U.S. state securities laws.

(xiii) Proper Legal Form under Luxembourg Law.  This Agreement is in proper legal form under the laws of Luxembourg for the enforcement thereof in Luxembourg against the Company (except that Luxembourg courts may require that any document tabled as evidence be translated into French or German), and it is not necessary in order to ensure the legality, validity, enforcement or admissibility into evidence of this Agreement in Luxembourg, that such document be filed or recorded with any court or other authority in Luxembourg or that any tax or fee be paid in Luxembourg on or in respect of this Agreement, other than court costs, including (without limitation) filing fees, except however that registration of this Agreement with the Luxembourg Administration de l’Enregistrement et des Domaines may be ordered by a Luxembourg court or where this Agreement must be produced before an official authority in Luxembourg (in which case a fixed registration tax or an ad valorem tax, the rate of which depends on the document and the underlying transaction, may become due and payable).

(xiv) Proper Legal Form under New York Law. This Agreement is in proper legal form under the laws of the State of New York for the enforcement thereof in the State of New York against the Company, and it is not necessary in order to ensure the legality, validity, enforcement or admissibility into evidence of this Agreement in the State of New York that such document be filed or recorded with any court or other authority in the State of New York or that any tax or fee be paid in the State of New York on or in respect of this Agreement, other than court costs, including (without limitation) filing fees.

(xv) Title to Property.  Except as disclosed in the General Disclosure Package and the Final Prospectus, the Company and its subsidiaries have good and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(xvi) Absence of Defaults and Conflicts Resulting from Transaction.  The execution, delivery and performance of this Agreement by the Company will not result in a breach or violation of any of the terms and provisions of, or constitute a default or a Debt Repayment Triggering Event (as defined below) under, or result in the imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, (A) the charter, by-laws or other constitutive documents of the Company or any of its subsidiaries, (B) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or any of its subsidiaries or any of their properties, or (C) any agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the properties of the Company or any of its subsidiaries is subject; a “Debt Repayment Triggering Event” means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture, or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

(xvii) Absence of Existing Defaults and Conflicts.  Neither the Company nor any of its subsidiaries is (A) in violation of its respective charter, by-laws or other constitutive documents, (B) in violation of any statute, rule, regulation, judgment or order of any governmental agency or body or any court or arbitrator, domestic or foreign, having jurisdiction over the Company or any of its subsidiaries or any of their properties, (C) in default (or with the giving of notice or lapse of time would be in default) under any existing obligation, agreement, covenant or condition contained in any indenture, loan agreement, mortgage, lease or other agreement or instrument to which any of them is a party or by which any of them is bound or to which any of the properties of any of them is subject, or (D) has sent or received any communication regarding termination of, or intent not to renew any indenture, mortgage, deed of trust, loan agreement, contract or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of its properties or assets is subject, and no such termination or non-renewal has been threatened by the Company, or to Company’s knowledge, any other party to any such indenture, mortgage, deed of trust, loan agreement, contract or other agreement or instrument, except for, in the case of (B), (C) and (D), any such violation, default, termination or non-renewal that would not, individually or in the aggregate, result in a Material Adverse Effect.

(xviii) Authorization of Agreement.  This Agreement has been duly authorized, executed and delivered by the Company.

(xix) Possession of Licenses and Permits.  The Company and its subsidiaries possess or have applied for, and are in compliance with the terms of, all adequate certificates, authorizations, franchises, licenses and permits (“Licenses”) necessary or material to the conduct of the business now conducted by them and have not received any notice of proceedings relating to the revocation or modification of any Licenses (except for such Licenses as currently being contested in good faith and as disclosed in the General Disclosure Package and the Final Prospectus) that, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect.

(xx) Absence of Labor Dispute.  No labor dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent that could individually or in the aggregate have a Material Adverse Effect.

(xxi) Possession of Intellectual Property.  The Company and its subsidiaries own, possess or can acquire on reasonable terms, adequate trademarks, trade names and other rights to inventions, know-how, patents, copyrights, confidential information and other intellectual property (collectively, “intellectual property rights”) necessary to conduct the business now operated by them, or presently employed by them, and have not received any notice of infringement of or conflict with asserted rights of others with respect to any intellectual property rights that, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect.

(xxii) Taxation.  The Company and each of its subsidiaries have filed all federal, state, local and foreign tax returns required to be filed through the date of this Agreement or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and have paid all taxes required to be paid thereon (except as currently being contested in good faith and for which reserves required by the International Financial Reporting Standards (“IFRS”) have been created in the financial statements of the Company or as would not, individually or in the aggregate, have a Material Adverse Effect), and no tax deficiency has been determined adversely to the Company or any of its subsidiaries which has had (nor does the Company nor any of its subsidiaries have any notice or knowledge of any tax deficiency which could reasonably be expected to be determined adversely to the Company or its subsidiaries and which would individually or in the aggregate have) a Material Adverse Effect.

(xxiii) Luxembourg Taxation.  Except as disclosed in the General Disclosure Package and the Final Prospectus under the heading “Taxation”, there is no tax, duty, levy, impost, deduction, charge or withholding imposed by Luxembourg or any political subdivision thereof or taxing authority therein on the Underwriters either (a) on or by virtue of the Company’s execution, delivery, performance or enforcement of this Agreement, or (b) on any payment to be made pursuant to this Agreement, except for (i) income taxes payable by the Underwriters relating to fees and commissions they will receive in connection with the transactions contemplated in this Agreement and (ii) a registration duty or any other similar tax in case of a voluntary registration of this Agreement or if this Agreement is appended to a document that requires obligatory registration in Luxembourg or the Agreement is deposited in the minutes of a notary (déposés au rang des minutes d'un notaire), in which case either a nominal registration duty or an ad valorem duty will be payable.

(xxiv) Environmental Laws. (a)(i) Neither the Company nor any of its subsidiaries is in violation of, or has any liability under, any U.S. federal, state, local or non-U.S. statute, law, rule, regulation, ordinance, code, other requirement or rule of law (including common law), or decision or order of any domestic or foreign governmental agency, governmental body or court, relating to pollution, to the use, handling, transportation, treatment, storage, discharge, disposal or release of Hazardous Substances (as defined below), to the protection or restoration of the environment or natural resources (including biota), to health and safety including as such relates to exposure to Hazardous Substances, and to natural resource damages (collectively, “Environmental Laws”), (ii) neither the Company nor any of its subsidiaries owns, occupies, operates or uses any real property contaminated with Hazardous Substances, (iii) neither the Company nor any of its subsidiaries is conducting or funding any investigation, remediation, remedial action or monitoring of actual or suspected Hazardous Substances in the environment, (iv) neither the Company nor any of its subsidiaries is liable or allegedly liable for any release or threatened release of Hazardous Substances, including at any off-site treatment, storage or disposal site, (v) neither the Company nor any of its subsidiaries is subject to any claim by any governmental agency or governmental body or person relating to Environmental Laws or Hazardous Substances, and (vi) the Company and its subsidiaries have received and are in compliance with all, and have no liability under any, permits, licenses, authorizations, identification numbers or other approvals required under applicable Environmental Laws to conduct their respective businesses, except in each case covered by clauses (i) – (vi) such as would not individually or in the aggregate have a Material Adverse Effect; (b) to the knowledge of the Company there are no facts or circumstances that would reasonably be expected to result in a violation of, liability under, or claim pursuant to any Environmental Law that would have a Material Adverse Effect; (c) to the knowledge of the Company there are no requirements proposed for adoption or implementation under any Environmental Law that would have a Material Adverse Effect; and (d) except as described in each of the Registration Statement, the Final Prospectus or the General Disclosure Package, (i) there is no proceeding that is pending, or to the knowledge of the Company, contemplated, against the Company or any of its subsidiaries under any Environmental Laws in which a governmental entity is also a party, and (ii) none of the Company or its subsidiaries anticipates material capital expenditures relating to any Environmental Laws.  For purposes of this subsection, “Hazardous Substances” means (A) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls and mold, and (B) any other chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant, contaminant or waste under Environmental Laws.

(xxv)  Accurate Disclosure.  The statements in the General Disclosure Package and the Final Prospectus under the headings “Item 10. Additional Information—Taxation”, “Material U.S. Federal Income Tax Considerations for U.S. Holders,” “Material Luxembourg Tax Considerations for Holders,” “Item 10. Additional Information—Memorandum and Articles of Association”, “Item 10. Additional Information—Exchange Controls”, “Enforceability of Civil Liabilities”, “Item 7. Major Shareholders and Related Party Transactions” and “Operating and Financial Review and Prospects”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings and present the information required to be shown.

(xxvi) Absence of Manipulation.  The Company has not taken, directly or indirectly, any action that is designed to or that has constituted or that would reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities.

(xxvii)  Statistical and Market-Related Data and Forward-Looking Statements.  The opinions, analyses, and forecasts about the Company and any third-party statistical and market-related data included or incorporated by reference in a Registration Statement, a Statutory Prospectus or the General Disclosure Package are based on or derived from sources that the Company reasonably believes to be reliable and accurate, and the Company has obtained the written consent to the use of any such data from such sources to the extent required.  Any other statistical information provided in a Registration Statement, a Statutory Prospectus or the General Disclosure Package is in all material respects accurately presented and prepared on a basis consistent with the books and records of the Company and its consolidated subsidiaries.  No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained or incorporated by reference in a Registration Statement, a Statutory Prospectus or the General Disclosure Package has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(xxviii)  Accounting Controls.  The Company and its subsidiaries maintain a system of internal controls, including, but not limited to, disclosure controls and procedures, internal controls over accounting matters and financial reporting, an internal audit function and legal and regulatory compliance controls (collectively, “Internal Controls”) that comply with the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the Securities Act, the Exchange Act, the rules and regulations of the Commission, the audited principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board, the IASB and, as applicable, the rules (the “Exchange Rules”) of the New York Stock Exchange (collectively, the “Securities Laws”) and are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company does not have and does not reasonably expect to publicly disclose a significant deficiency, material weakness, change in Internal Controls or fraud involving management or other employees who have a significant role in Internal Controls (each, an “Internal Control Event”), any violation of, or failure to comply with, the Securities Laws, or any matter which, if determined adversely, would individually or in the aggregate have a Material Adverse Effect.

(xxix)  Disclosure Controls.  The Company and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(xxx) Independent Auditors.  a) Pricewaterhouse & Co. S.R.L. and PricewaterhouseCoopers, société cooperative, who have certified certain financial statements of the Company and its subsidiaries, are independent registered public accounting firms with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act.

(b) Deloitte & Co. S.A., who have certified certain financial statements of Profertil S.A. (“Profertil”), are independent auditors with respect to Profertil, within the applicable rules and regulations adopted by the Commission and have audited such financial statements in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) and as required by the Securities Act.

(xxxi) Litigation.  Except as disclosed in the General Disclosure Package and the Final Prospectus, there are no pending actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) against or affecting the Company, any of its subsidiaries or any of their respective properties or directors or officers that, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect, or would materially and adversely affect the ability of the Company to perform its obligations under this Agreement, or which are otherwise material in the context of the sale of the Offered Securities; and no such actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) are threatened or, to the Company’s knowledge, contemplated.

(xxxii) Financial Statements.  The financial statements and the related notes thereto included or incorporated by reference in each of the Registration Statement, the Final Prospectus or the General Disclosure Package present fairly the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with IFRS Accounting Standards as issued by the IASB or with International Accounting Standard 34 “Interim Financial Reporting,” as applicable, applied on a consistent basis throughout the periods covered thereby; and the other financial information included or incorporated by reference in each of the Registration Statement, the Final Prospectus or the General Disclosure Package has been derived from the accounting records of the Company and its subsidiaries and presents fairly the information shown thereby; and the pro forma financial information and the related notes thereto included in the Registration Statement, the General Disclosure Package and the Final Prospectus have been prepared in accordance with the applicable requirements of the Securities Act and the Exchange Act, as applicable, and the assumptions underlying such pro forma financial information are reasonable and are set forth in the Registration Statement, the General Disclosure Package and the Final Prospectus.

(xxxiii) No Material Adverse Change in Business.  Except as disclosed in the General Disclosure Package and the Final Prospectus, since the date of the latest audited financial statements included or incorporated by reference in the General Disclosure Package, there has been no change, nor any development or event involving a prospective change that will have a Material Adverse Effect.  Except as disclosed in the General Disclosure Package and the Final Prospectus, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.  There has been no material adverse change in the capital stock, short-term indebtedness, long-term indebtedness, net current assets or net assets of the Company and its subsidiaries on a consolidated basis, except in each case as otherwise disclosed in each of the General Disclosure Package and the Final Prospectus.

(xxxiv)  Investment Company Act.  The Company is not and, after giving effect to the offering and sale of the Offered Securities and the application of the proceeds thereof as described in the General Disclosure Package, will not be an “investment company” as defined in the Investment Company Act of 1940 (the “Investment Company Act”).

(xxxv)  Ratings.  No “nationally recognized statistical rating organization” as such term is defined for in Section 3(a)(62) of the Exchange Act (i) has imposed (or has informed the Company that it is considering imposing) any condition (financial or otherwise) on the Company’s retaining any rating assigned to the Company or any securities of the Company or (ii) has indicated to the Company that it is considering any of the actions described in Section 7(c)(ii) hereof.

(xxxvi)  Passive Foreign Investment Company Status. Subject to the qualifications and assumptions set forth in the General Disclosure Package and the Final Prospectus, the Company does not expect to be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its current taxable year.

(xxxvii)  Payments in Foreign Currency.  Except as disclosed in the General Disclosure Package and the Final Prospectus under the heading “Taxation” including that distributions imputed for tax purposes on newly accumulated profits are subject to a withholding tax of 15%, under current laws and regulations of Luxembourg and any political subdivision thereof, all dividends and other distributions declared and payable on the Offered Securities may be paid by the Company to the holder thereof in U.S. dollars or Euros and freely transferred out of Luxembourg (subject to any restrictions resulting from national or supra national sanctions or prohibitions applicable to certain jurisdictions) and all such payments made to holders thereof or therein who are neither residents of Luxembourg nor having a permanent establishment or a fixed place or a permanent representative in Luxembourg will not be subject to income, withholding or other taxes under laws and regulations of Luxembourg or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in Luxembourg or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in Luxembourg or any political subdivision or taxing authority thereof or therein.

(xxxviii) Use of Funds.  (i) None of the Company or its subsidiaries or affiliates, or any director, officer, or employee thereof, or, to the Company’s, any agent or representative of the Company or of any of its subsidiaries or affiliates, has (x) taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) or to any person to improperly influence official action by that person for the benefit of the Company or its subsidiaries or affiliates, or to otherwise secure any improper advantage, (y) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, or any other applicable anti-bribery or anti-corruption laws; or (z) made, offered or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit; and (ii) the Company and its subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-bribery and anti-corruption laws and have instituted and maintained, and will continue to maintain, policies and procedures reasonably designed to promote and achieve compliance with such laws and with the representations and warranties contained herein.

(xxxix) Anti-Money Laundering Laws. The operations of the Company and each of its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including, to the extent applicable, those of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, and the applicable anti-money laundering statutes of jurisdictions where the Company or any of its subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws, anti-bribery and anti-corruption, or sanction laws is pending or, to the best knowledge of the Company, threatened.

(xl) Office of Foreign Assets Control.  (i)  None of the Company, any of its subsidiaries, or any director, officer or employee thereof, or, to the Company’s knowledge, any agent, affiliate or representative of the Company or any of its subsidiaries, is an individual or entity (“Person”) that is, or is owned or controlled by one or more Persons that are:

(A)  the subject of any sanctions administered or enforced by the U.S. government, including without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), or

(B)  located, organized or resident in a country or territory that is the subject of Sanctions.

(ii)  The Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business in Cuba, Iran, North Korea, the so called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea, Zaporizhzhia and Kherson Regions of Ukraine or in any other country or territory, that, at the time of such funding or facilitation, is the subject or target of Sanctions, or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as initial purchaser, underwriter, advisor, investor, agent or otherwise) of Sanctions.

(iii) Except as permitted by law or applicable regulation concerning sales of food and agricultural products, since April 24, 2019, the Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not knowingly engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(xli) Luxembourg Approvals.  Except as disclosed in the General Disclosure Package and the Final Prospectus, no approvals are required in Luxembourg in order for the Company to pay dividends, interest attributable to stockholders’ equity or other distributions declared by the Company to the holders of the Offered Securities.

(xlii) Immunity.  Neither the Company nor any of its subsidiaries, nor any of their respective subsidiaries, the Company’s and its subsidiaries’ properties or assets, have any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Luxembourg, Argentina, Uruguay or Brazil.

(xliii) Enforcement of Judgments.  Any valid final (non-appealable) and conclusive judgment obtained in a U.S. federal or state court of competent jurisdiction sitting in New York City in a civil or commercial suit arising out of or in relation to the obligations of the Company under this Agreement or the transactions contemplated hereby and which remains in full force and effect, will be enforceable against the Company and will be recognized in Luxembourg, subject to applicable exequatur proceedings, and provided that in particular proof of the following conditions provided by Luxembourg law for enforcement of foreign court judgments or case-law may have to be given (and which may evolve): (i) the New York court awarding the judgment has jurisdiction to hear and adjudicate the respective matter under its applicable laws, and such jurisdiction is recognized by Luxembourg international private law and local law; (ii) the judgment is final and duly enforceable (exécutoire) in New York and has not been fully enforced in that and/or any other jurisdiction; (iii) the judgment is not in contradiction with an already issued judgment of a Luxembourg court; (iv) the New York court has applied the substantive law as designated by the Luxembourg conflict of laws rules; (iv) the New York court has acted in accordance with its own procedural laws and had jurisdiction over the subject matter of the action leading to the judgment; (v) the judgment was granted in compliance with the rights of the defendant in particular, following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense and other conditions for a fair trial have been complied with taking into account all facts and circumstances whether occurring before, during or after trial or the issue and delivery of the judgement, and the judgment has not been obtained by reason of fraud; and (vi) the judgment does not contravene international public policy rules as understood under the laws of Luxembourg and has not been given in proceedings of a criminal, penal or tax nature or rendered subsequent to an evasion of Luxembourg law (fraude à la loi).

(xliv) Valid Choice of Law. The choice of laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of Brazil, Uruguay and Argentina and, subject to compliance with certain evidentiary requirements, will be recognized by the courts of Brazil, Uruguay and Argentina, except that a Brazilian, Uruguayan or Argentine court may refuse to apply the law of another jurisdiction if it is deemed to be contrary to Brazilian, Uruguayan or Argentine principles of public order or policy, and/or, in certain circumstances, Brazil national sovereignty, morality or human dignity or Luxembourg national sovereignty, good morals or mandatory law; provided further that the application of New York law will be preempted by applicable Argentine and Uruguayan law in matters of bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and laws of general applicability relating to or affecting enforcement of creditors’ rights generally or to general principles of equity.  With respect to Brazil, provided that (a) the contractual language makes it clear that the New York courts have exclusive jurisdiction; (b) the contract is considered to be international by Brazilian courts; (c) the clause of submission to an exclusive jurisdiction is not considered abusive by Brazilian courts and (d) Brazilian courts do not have exclusive jurisdiction over any dispute arising therefrom, the choice of laws of the State of New York will be deemed valid.  The submission by the Company to the jurisdiction of the U.S. federal or state courts sitting in the Borough of Manhattan, The City of New York and County of New York in this Agreement constitutes, to the extent permitted by law, a valid and legally binding obligation of the Company.  Service of process in respect of a claim or action in a U.S. court pursuant to this Agreement, effected in the manner set forth in this Agreement, assuming validity under the laws of the State of New York, will be effective, insofar as Brazil, Luxembourg, Uruguay and Argentine law is concerned, to confer valid personal jurisdiction over the Company.  The Company has the power to designate, appoint and empower and pursuant to Section 16 of this Agreement has validly and effectively designated, appointed and empowered an agent for service of process in any suit or proceeding based on or arising from this Agreement in any U.S. federal or state court sitting in New York City. For the purposes of item (d) of this paragraph, Brazilian courts have exclusive jurisdiction over matters involving: (i) bankruptcy, insolvency, liquidation, reorganization, moratorium, judicial recovery (recuperação judicial) or extrajudicial recovery (recuperação extrajudicial) or other similar laws affecting creditors’ rights generally, (ii) certain credits, such as costs related to proceedings (i.e., trustees’ fees), credits granted to the Company after filing of judicial recovery (recuperação judicial), labor claims, secured credits by fiduciary or in rem guarantees up to the value of the secured assets, social security and tax claims (except for tax penalties) and other claims enjoying special or general privilege or statutorily preferred claims, (iii) possible unavailability of specific performance, summary judgment (processo executivo) or injunctive relief, (iv) concepts of materiality, reasonableness, good faith, public policy and fair dealing, and (v) other laws of general application relating to or affecting the rights of creditors generally, including (without limitation) fraudulent conveyance.

(xlv) Valid Choice of Law - Luxembourg.  The choice of laws of the State of New York as the governing law of this Agreement is, subject to compliance with certain evidentiary requirements, a valid choice of law under the laws of Luxembourg and will be recognized by the courts, in accordance with and subject to the provisions of (EC) Regulation 593/2008 of the European Parliament and of the Council of 17 June 2008 on the law applicable to contractual obligations (Rome I), and Regulation (EC) 864/2007 of 11 July 2007 on the law applicable to non-contractual obligations (Rome II) and to the extent such law is not deemed to be contrary to Luxembourg public order.

(xlvi) Stamp Taxes.  There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid by or on behalf of the Underwriters in Luxembourg, Brazil, Uruguay, Argentina or any political subdivision or taxing authority thereof solely in connection with the execution and delivery of this Agreement or the offer or sale of the Securities to the underwriters thereof as contemplated herein, except for a registration duty or any other similar tax in case of a voluntary registration of this Agreement or if this Agreement is appended to a document that requires obligatory registration in Luxembourg, or the Agreement is deposited in the minutes of a notary (déposés au rang des minutes d'un notaire), in which case either a nominal registration duty or an ad valorem duty will be payable.

(xlvii) Absence of Licenses.  It is not necessary under the laws of Brazil, Uruguay or Argentina that the Underwriters should be licensed, qualified or entitled to carry on business in Brazil, Uruguay or, as the case may be, Argentina (i) to enable any of them to enforce their respective rights under this Agreement or the transactions contemplated in the Registration Statement, the Final Prospectus or the General Disclosure Package or (ii) solely by reason of the execution, delivery and performance of this Agreement or the consummation of such transactions.

(xlviii) Insurance.  The Company and its subsidiaries have insurance covering their respective properties, operations, personnel and businesses in amounts and against such losses and risks as are prudent and customary in the businesses in which they are engaged; and neither the Company nor any of its subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

(xlix) Cybersecurity; Data Protection.  The Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants.  The Company and its subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”) used in connection with their businesses, and there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same.  The Company and its subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification.

(l) Sarbanes-Oxley Act. There is and has been no failure on the part of the Company, any of the Company’s officers or, to the knowledge of the Company, any of the Company’s directors in their capacities as such, to comply with any provision of Sarbanes-Oxley (as defined herein) applicable to the Company as of the date hereof.

(li) Margin Rules.  Neither the issuance, sale and delivery of the Shares nor the application of the proceeds thereof by the Company as described in each of the Registration Statement, the General Disclosure Package and the Final Prospectus will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(lii) Incorporated Documents.  The documents incorporated by reference in the Registration Statement in which the Final Prospectus and the General Disclosure Package, when they were filed with the Commission conformed in all material respects to the requirements of the Exchange Act, and none of such documents contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Final Prospectus or the General Disclosure Package, when such documents are filed with the Commission, will conform in all material respects to the requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(liii) No Undisclosed Relationships.  No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, stockholders, customers, suppliers or other affiliates of the Company or any of its subsidiaries, on the other, that is required by the Securities Act to be described in each of the Registration Statement and the Final Prospectus and that is not so described in such documents and in the General Disclosure Package.

3.  Subscription, Issue, Sale and Delivery of Offered Securities.  On the basis of the representations, warranties and agreements and subject to the terms and conditions set forth herein, the Company agrees to issue to each Underwriter, and each Underwriter agrees, severally and not jointly, to subscribe from the Company, at a subscription price of $7.25 per share, the Firm Securities set forth opposite the name of such Underwriter in Schedule A hereto under the caption “Number of Firm Securities to be Purchased.” As compensation for the Underwriters’ commitments, the Company will pay to the Representatives for the Underwriters’ proportionate accounts the sum of $0.3263 per share times the total number of Firm Securities purchased by the Underwriters from the Company on the First Closing Date; provided that the Underwriters shall not receive any compensation for the 30,344,827 Firm Securities proposed to be sold by the several Underwriters to Tether Investments S.A. de C.V. and 3,627,585 Firm Securities proposed to be sold by the several Underwriters to management and other investors. Such payment will be made on the First Closing Date with respect to the Firm Securities purchased from the Company on the First Closing Date immediately after the issue of the Firm Securities.

Upon payment of the subscription or purchase price in U.S. federal (same day) funds by wire transfer to an account specified by the Company and acceptable to the Representatives, at the office of Milbank LLP, at 10:00 A.M., New York time, on December 15, 2025, or at such other time not later than seven full business days thereafter as the Representatives and the Company determine (such time being herein referred to as the “First Closing Date”), the Company will issue and deliver the Firm Securities to or as instructed by the Representatives.  For purposes of Rule 15c6-1 under the Exchange Act, the First Closing Date (if later than the otherwise applicable settlement date) shall be the settlement date for payment of funds and delivery of securities for all the Offered Securities issued and sold pursuant to the offering. The issuance of the Firm Securities shall be acknowledged in front of a Luxembourg notary within 30 calendar days of the issuance thereof by the board of directors of the Issuer.

In addition, upon written notice from the Representatives given to the Company not more than 30 days subsequent to the date of this Agreement, the Underwriters may subscribe for all or less than all of the Optional Securities at the subscription price per Security to be paid for the Firm Securities, provided, however, that the amount paid by the Underwriters for any Optional Securities shall be reduced by an amount per share equal to any dividends declared by the Company and payable on the Firm Securities but not payable on such Optional Securities. As compensation for the Underwriters’ commitments, the Company will pay to the Representatives for the Underwriters’ proportionate accounts the sum of $0.3263 per share times the total number of Optional Securities purchased by the Underwriters from the Company on the Optional Closing Date (as defined below). Such payment will be made on the Optional Closing Date with respect to the Optional Securities purchased from the Company on the Optional Closing Date immediately after the issue of the Optional Securities. The Company agrees to issue to the Underwriters the number of shares of Optional Securities specified in such notice and the Underwriters agree, severally and not jointly, to subscribe for such Optional Securities.  Such Optional Securities shall be subscribed for from the Company for the account of each Underwriter in the same proportion as the number of Firm Securities set forth opposite such Underwriter’s name bears to the total number of shares of Firm Securities on Schedule A hereto (subject to adjustment by the Representatives to eliminate fractions).  No Optional Securities shall be sold unless the Firm Securities previously have been, or simultaneously are, sold.  The right to subscribe for the Optional Securities or any portion thereof may be exercised from time to time and to the extent not previously exercised may be surrendered and terminated at any time upon notice by the Representatives to the Company. The issuance of the Optional Securities shall be acknowledged in front of a Luxembourg notary within 30 calendar days of the issuance thereof by the board of directors of the Issuer.

The time for the payment for and issue and delivery of the Optional Securities, being herein referred to as the “Optional Closing Date”, which may be the First Closing Date (the First Closing Date and each Optional Closing Date, if any, being sometimes referred to as a “Closing Date”), shall be determined by the Representatives but shall be not (x) earlier than the First Closing Date or (y) later than five full business days after written notice of election to subscribe for Optional Securities is given.  Except with respect to Optional Securities to be subscribed for on the First Closing Date, if any, any such notice shall be given at least two business days prior to the date and time of issue and delivery specified therein.  Payment of the subscription price for the Optional Securities in U.S. federal (same day) funds by wire transfer to the account specified by the Company and acceptable to the Representatives shall be made against the delivery by the Company of the Optional Securities being subscribed, and fully paid for, on each Optional Closing Date to or as instructed by the Representatives for the accounts of the several Underwriters in a form reasonably acceptable to the Company.  The Optional Securities being subscribed for on each Optional Closing Date will be made available for checking at a reasonable time in advance of such Optional Closing Date.

4.  Offering by Underwriters.  It is understood that the several Underwriters propose to offer the Offered Securities for sale to the public as set forth in the Final Prospectus.

5.  Certain Agreements of the Company.  The Company agrees with the several Underwriters that:

(a)  Filing of Prospectuses.  The Company has filed or will file each Statutory Prospectus (including the Final Prospectus) pursuant to and in accordance with Rule 424(b) (or, if applicable and consented to by the Representatives) not later than the second business day following the earlier of the date it is first used or the execution and delivery of this Agreement.  The Company has complied and will comply with Rule 433.

(b)  Filing of Amendments: Response to Commission Requests.  The Company will promptly advise the Representatives of any proposal to amend or supplement at any time the Registration Statement or any Statutory Prospectus and will not effect such amendment or supplement without the Representatives’ consent; and the Company will also advise the Representatives promptly of (i) the filing of any such amendment or supplement, (ii) any request by the Commission or its staff for any amendment to the Registration Statement, for any supplement to any Statutory Prospectus or for any additional information, (iii) the institution by the Commission of any stop order proceedings in respect of the Registration Statement or the threatening of any proceeding for that purpose, and (iv) the receipt by the Company of any notification with respect to the suspension of the qualification of the Offered Securities in any jurisdiction or the institution or threatening of any proceedings for such purpose.  The Company will use its best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.

(c)  Continued Compliance with Securities Laws.  If, at any time when a prospectus relating to the Offered Securities is (or but for the exemption in Rule 172 would be) required to be delivered under the Act by any Underwriter or dealer, any event occurs as a result of which the Final Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Registration Statement or supplement the Final Prospectus to comply with the Act, the Company will promptly notify the Representatives of such event and will promptly prepare and file with the Commission and furnish, at its own expense, to the Underwriters and the dealers and any other dealers upon request of the Representatives, an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance.  Neither the Representatives’ consent to, nor the Underwriters’ delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 7 hereof.

(d)  Rule 158.  As soon as practicable, but not later than the Availability Date (as defined below), the Company will make generally available to its security holders an earnings statement covering a period of at least 12 months beginning after the date of this Agreement and satisfying the provisions of Section 11(a) of the Act and Rule 158 under the Act. For the purpose of the preceding sentence, “Availability Date” means the 45th day after the end of the fourth fiscal quarter following the fiscal quarter that includes such Effective Time, except that, if such fourth fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the 90th day after the end of such fourth fiscal quarter.

(e)  Furnishing of Prospectuses.  The Company will furnish to the Representatives copies of the Registration Statement (one of which will be signed), including all exhibits, any Statutory Prospectus, the Final Prospectus and all amendments and supplements to such documents, in each case as soon as available and in such quantities as the Representatives request.  The Final Prospectus shall be so furnished on or prior to 3:00 P.M., New York time, on the business day following the later of the execution and delivery of this Agreement or the Effective Time of the Registration Statement.  The Company will pay the expenses of printing and distributing to the Underwriters all such documents.

(f)  Blue Sky Qualifications.  The Company will arrange for the qualification of the Offered Securities for sale under the laws of such U.S. jurisdictions as the Representatives designate and will continue such qualifications in effect so long as required for the distribution of the Offered Securities.

(g)  Reporting Requirements.  During the period of five years hereafter, the Company will furnish to the Representatives as soon as practicable after the end of each fiscal year, a copy of its annual report to stockholders for such year; and the Company will furnish to the Representatives (i) as soon as available, a copy of each report and any definitive proxy statement of the Company filed with the Commission under the Exchange Act or mailed to stockholders, and (ii) from time to time, such other information concerning the Company as the Representatives may reasonably request.  However, so long as the Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act and is timely filing reports with the Commission on its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), it is not required to furnish such reports or statements to the Underwriters.

(h)  Payment of Expenses.  Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company agrees with the several Underwriters that any costs and expenses with respect to the transactions contemplated in this Agreement shall be payable or be fully reimbursed by the Company, as the case may be, including:

(i)	costs and expenses relating to investor presentations or any “road show” in connection with the offering and sale of the Offered Securities including, without limitation, reasonable and documented expenses of the Underwriters and the Company’s officers and employees; provided that the Company shall not be required to pay or reimburse the Underwriters for any costs and expenses of the Underwriters pursuant to this clause (i) in excess of $50,000;

(ii)	fees and expenses, as separately agreed between the Company and each respective firm, of Davis Polk & Wardwell LLP, Milbank LLP, Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Marval O'Farrell Mairal, Elvinger Hoss Prussen, société anonyme, and Arendt & Medernach SA;

(iii)	fees and expenses of the Company’s independent public accountants; and

(iv)	any costs and expenses related to the filing of documents in connection with the issuance and sale of the Offered Securities, including, without limitation, the qualification of the Offered Securities for sale under the laws of such jurisdictions as the Representatives designate and the preparation and printing of memoranda relating thereto, costs and expenses related to the review by the Financial Industry Regulatory Authority of the Offered Securities (including filing fees), fees and expenses incident to listing the Offered Securities on the NYSE, fees and expenses in connection with the registration of the Offered Securities under the Securities Act and the Exchange Act, expenses incurred in distributing preliminary prospectuses and the Final Prospectus (including any amendments and supplements thereto) to the Underwriters, and expenses incurred for preparing and distributing any Issuer Free Writing Prospectuses to investors or prospective investors.

(i) Absence of Manipulation.  The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Offered Securities.

(j)  Taxes.  The Company will indemnify and hold harmless the Underwriters against any documentary, stamp or similar tax, including any interest and penalties, on the sale of the Offered Securities to be delivered by it and on the execution and delivery of this Agreement except in case of a direct or indirect voluntary registration of the Agreement or any other action of the Underwriters that is not necessary to enforce the right under this Agreement.  All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges.  In that event, except in the case of any income (however denominated), capital gains or franchise taxes imposed on an Underwriter by a taxing jurisdiction as a result of any present or former connection (other than any connection resulting solely from the transactions contemplated by this Agreement) between the Underwriter and the jurisdiction imposing such tax or for dividend withholding tax on the Offered Securities held by the Underwriters, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received by an Underwriter if no withholding or deduction had been made. If applicable, and upon reasonable request, the Company shall provide to the Underwriters evidence of such payment of taxes, duties or charges made to the relevant governmental authority within thirty (30) days thereof and shall also provide to the Underwriters any official tax receipt or other documentation issued by the appropriate governmental authorities with respect to such payment.

(k)  Restriction on Sale of Securities by Company.  The Company hereby agrees that, without the prior written consent of JPM and BofA, it will not, during the period ending 90 days after the date of the Final Prospectus (the “Lock-Up Period”), (1) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Securities beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for Securities or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Securities or such other securities, in cash or otherwise or (3) file any registration statement with the Commission relating to the offering of any Securities or any securities convertible into or exercisable or exchangeable for Securities.

The restrictions contained in the preceding paragraph shall not apply to (a) the Offered Securities to be issued and sold hereunder, (b) issuances of grants of employee stock options or equity awards pursuant to the terms of a Company plan in effect on the date hereof or issuances of Securities pursuant to the exercise of such options or the exercise of any other employee stock options outstanding on the date hereof, (c) the issuance by the Company of Securities upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the Representatives have been advised in writing, (d) any pledge (including the grant of any power of attorney) or similar arrangement with respect to the Securities and to which the Representatives or any of its affiliates is a party, provided that such pledge or similar arrangement is already in effect prior to the date hereof, (e) transactions relating to Securities acquired in open market transactions after the date hereof.

(l) Use of Proceeds.  The Company will apply the net proceeds from the sale of the Offered Securities as described in each of the Registration Statement, the General Disclosure Package and the Final Prospectus under the heading “Use of proceeds”.

6.  Free Writing Prospectuses.  The Company represents and agrees that, unless it obtains the prior consent of the Representatives, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Company, it has not made and will not make any offer relating to the Offered Securities that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission.  Any such free writing prospectus consented to by the Company and the Representatives is hereinafter referred to as a “Permitted Free Writing Prospectus.”  The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping.  The Company represents that it has satisfied and agrees that it will satisfy the conditions in Rule 433 to avoid a requirement to file with the Commission any electronic road show.

7.  Conditions of the Obligations of the Underwriters.  The obligations of the several Underwriters to purchase and pay for the Firm Securities on the First Closing Date and the Optional Securities to be purchased on each Optional Closing Date will be subject to the accuracy of the representations and warranties of the Company herein (as though made on such Closing Date), to the accuracy of the statements of Company officers made pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder to the following additional conditions precedent:

(a)  Accountants’ Comfort Letter.  (i) The Representatives shall have received letters, dated, respectively, the date hereof and each Closing Date, of Price Waterhouse & Co. S.R.L., with respect to the Company and its subsidiaries, confirming that it is a registered public accounting firm and independent public accountants within the meaning of the Securities Laws and under the applicable rules and regulations adopted by the Public Company Accounting Oversight Board (except that, in any letter dated a Closing Date, the specified date referred to in such letter shall be a date no more than three days prior to such Closing Date).

(ii) The Representatives shall have received letters, dated, respectively, the date hereof and each Closing Date, of Deloitte & Co. S.A., with respect to Profertil, confirming that it is an independent auditor within the meaning of the Securities Laws and the audit of the Profertil financial statements was conducted in accordance with U.S. GAAS (except that, in any letter dated a Closing Date, the specified date referred to in such letter shall be a date no more than three days prior to such Closing Date).

(b)  Filing of Prospectus.  The Final Prospectus shall have been filed with the Commission in accordance with the Rules and Regulations and Section 5(a) hereof.  No stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Company or the Representatives, shall be contemplated by the Commission.

(c)  No Material Adverse Change.  Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries taken as a whole which, in the judgment of the Representatives, is material and adverse and makes it impractical or inadvisable to market the Offered Securities; (ii) any downgrading in the rating of any debt securities of the Company by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g)), or any public announcement that any such organization has under surveillance or review its rating of any debt securities of the Company (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating); (iii) any change in U.S., Luxembourg, Argentine, Brazilian, Uruguay or international financial, political or economic conditions or currency exchange rates or foreign exchange controls the effect of which is such as to make it, in the judgment of the Representatives, impractical to market or to enforce contracts for the sale of the Offered Securities, whether in the primary market or in respect of dealings in the secondary market; (iv) any suspension or material limitation of trading in securities generally on the NYSE, or any setting of minimum or maximum prices for trading on such exchange; (v) any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; (vi) any banking moratorium declared by any U.S. federal, New York, Luxembourg, Brazilian, Uruguay or Argentine authorities; (vii) any major disruption of settlements of securities, payment or clearance services in the United States, Luxembourg, Brazil, Uruguay or Argentina or any other country where such securities are listed or (viii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States, Luxembourg, Brazil, Uruguay or Argentina, any declaration of war by Congress or any other national or international calamity or emergency if, in the judgment of the Representatives, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency is such as to make it impractical or inadvisable to market the Offered Securities or to enforce contracts for the sale of the Offered Securities.

(d)  Opinion of U.S. Counsel for the Company.  The Representatives shall have received an opinion, and a customary negative assurance letter, dated such Closing Date, of Davis Polk & Wardwell LLP, U.S. counsel for the Company, substantially in the form of Exhibit A hereto.

(e)  Opinion of General Counsel for the Company.  The Representatives shall have received an opinion dated such Closing Date, of Josefina Diaz Vega, General Counsel for the Company, substantially in the form of Exhibit B hereto.

(f) Opinion of U.S. Counsel for the Underwriters.  The Representatives shall have received from Milbank LLP, counsel for the Underwriters, such opinion or opinions, and a customary negative assurance letter, dated such Closing Date, with respect to such matters as the Representatives may require and in form and substance satisfactory to the Representatives, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.  In rendering such opinion, Milbank LLP may rely (i) as to all matters governed by Argentine law upon the opinion of Marval O’Farrell Mairal referred to below and (ii) as to all matters governed by Brazilian law upon the opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados referred to below.

(h) Opinion of Special Counsel for the Company.  The Representatives shall have received the legal opinion in English, substantially in the form of Exhibit C hereto, dated as of each Closing Date, of: (i) Elvinger Hoss Prussen, société anonyme, counsel for the Company in the Grand Duchy of Luxembourg, and (ii) in-house counsel of the Company for the Federative Republic of Brazil.

(i) Opinion of Foreign Counsel for the Underwriters.  The Representatives shall have received the legal opinion, dated as of each Closing Date of (i) Marval O’Farrell Mairal, counsel for the Underwriters in the Argentine Republic, (ii) Mattos Filho, Veiga Filho, Marrey Jr e Quiroga Advogados, counsel for the Underwriters in the Federative Republic of Brazil, and (iii) Arendt & Medernach SA, counsel for the Underwriters in the Grand Duchy of Luxembourg.

(j)  Officer’s Certificate.  The Representatives shall have received a certificate, dated such Closing Date, of an executive officer of the Company and a principal financial or accounting officer of the Company in which such officers shall state that: the representations and warranties of the Company in this Agreement are true and correct; the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date; no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the best of their knowledge and after reasonable investigation, are contemplated by the Commission; and, subsequent to the date of the most recent financial statements in the General Disclosure Package, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries taken as a whole except as set forth in the General Disclosure Package or as described in such certificate.

(k)  Lock-Up Agreements.  On or prior to the date hereof, the Representatives shall have received lock-up letters, each substantially in the form of Exhibit D hereto, from certain shareholders and each of the executive officers and directors of the Company (each acting in his or her individual capacity).

(l) Chief Financial Officer Certificate.  On the date of this Agreement and on each Closing Date, the Representatives shall have received a written certificate executed by the Chief Financial Officer of the Company, in form and substance reasonably satisfactory to the Representatives, with respect to certain financial information contained in the General Disclosure Package or the Final Prospectus, as applicable.

(m) Good Standing.  The Representatives shall have received on and as of each Closing Date satisfactory evidence of the good standing of the Company and its subsidiaries in their respective jurisdictions of organization (to the extent such concept exists in such jurisdiction) and their good standing in such other jurisdictions (to the extent such concept exists in such jurisdiction) as the Representatives may reasonably request, in each case in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions.

(l) Additional Documents.  On or prior to any Closing Date, the Company shall have furnished to the Underwriter such further certificates (including incumbency certificates) and documents as the Underwriter may reasonably request in connection with this Agreement.

The Company will furnish the Representatives with such conformed copies of such opinions, certificates, letters and documents as the Representatives reasonably request.  The Representatives have may in their sole discretion waive compliance with any conditions to the obligations of the Underwriters hereunder, whether in respect of an Optional Closing Date or otherwise.

8.  Indemnification and Contribution.  (a)  Indemnification of Underwriter by Company.  The Company will indemnify and hold harmless each Underwriter, its partners, members, directors, officers, employees, agents, affiliates and each person, if any, who controls the Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each an “Indemnified Party”), against any and all losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Act, the Exchange Act, other U.S. federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement at any time, any Statutory Prospectus as of any time, the Final Prospectus or any Issuer Free Writing Prospectus, any road show as defined in Rule 433(h) under the Securities Act or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Indemnified Party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to any of the above as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by the Underwriter specifically for use therein, it being understood and agreed that the only such information furnished by the Underwriter consists of the information described as such in subsection (b) below.

(b)  Indemnification of Company by Underwriter.  Each Underwriter will indemnify and hold harmless the Company, each of its directors and each of its officers who signs the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each, an “Underwriter Indemnified Party”) against any and all losses, claims, damages or liabilities to which such Underwriter Indemnified Party may become subject, under the Act, the Exchange Act, or other U.S. federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement at any time, any Statutory Prospectus as of any time, the Final Prospectus or any Issuer Free Writing Prospectus or arise out of or are based upon the omission or the alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by the Underwriters specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by such Underwriter Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Underwriter Indemnified Party is a party thereto), whether threatened or commenced, based upon any such untrue statement or omission, or any such alleged untrue statement or omission as such expenses are incurred, it being understood and agreed that the only such information furnished by the Underwriters consists of the following information in the Final Prospectus furnished by the Underwriters: the stabilization information in the thirteenth paragraph under the heading “Underwriting.”

(c)  Actions against Parties; Notification.  Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under subsection (a) or (b) above, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under subsection (a) or (b) above.  If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the indemnifying person thereof, the indemnifying person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the indemnifying person) to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 8(c) that the indemnifying person may designate in such proceeding and shall pay the fees and expenses of such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred.  In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the indemnifying person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the indemnifying person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the indemnifying person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the indemnifying person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.  It is understood and agreed that the indemnifying person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be paid or reimbursed as they are incurred.  Any such separate firm for any Underwriter, its affiliates, directors and officers and any control persons of such Underwriter shall be designated in writing by the Representatives and any such separate firm for the Company, its directors and officers and any control persons of the Company shall be designated in writing by the Company.  The indemnifying person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the indemnifying person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the indemnifying person of such request, and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(d)  Contribution.  If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriter in connection therewith.  The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriter and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (d).  Notwithstanding the provisions of subsection (d), an Underwriter shall not be required to contribute any amount in excess of the net underwriting discount or commissions received by it in connection with the Offered Securities underwritten by it and distributed to the public.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 8(d).  The Underwriters’ obligations to contribute pursuant to this subsection are several in proportion to their respective purchase obligations hereunder and not joint.

(e) Non-Exclusive Remedies.  The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity.

9.  Default of Underwriters.  (a) If, on a Closing Date, any Underwriter defaults on its obligation to purchase the Offered Securities that it has agreed to purchase hereunder, the non defaulting Underwriters may in their discretion arrange for the purchase of such Offered Securities by other persons satisfactory to the Company on the terms contained in this Agreement.  If, within 36 hours after any such default by any Underwriter, the non defaulting Underwriters do not arrange for the purchase of such Offered Securities, then the Company shall be entitled to a further period of 36 hours within which to procure other persons satisfactory to the non defaulting Underwriters to purchase such Offered Securities on such terms.  If other persons become obligated or agree to purchase the Offered Securities of a defaulting Underwriter, either the non defaulting Underwriters or the Company may postpone such Closing Date for up to five full business days in order to effect any changes that in the opinion of counsel for the Company or counsel for the Underwriters may be necessary in the General Disclosure Package, the Final Prospectus or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the General Disclosure Package or the Final Prospectus that effects any such changes.  As used in this Agreement, the term “Underwriter” includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule A hereto that, pursuant to this Section 9, purchases Offered Securities that a defaulting Underwriter agreed but failed to purchase.

(b) If, after giving effect to any arrangements for the subscription or purchase of the Offered Securities of a defaulting Underwriter by the non-defaulting Underwriters or the Company as provided in paragraph (a) above, the number of Offered Securities that remains un subscribed or unpurchased does not exceed one-eleventh of the number of all Offered Securities, then the Company shall have the right to require each non-defaulting Underwriter to subscribe for or purchase the number of Offered Securities that such Underwriter agreed to subscribe for or purchase hereunder plus such Underwriter’s pro rata share (based on the number of Offered Securities that such Underwriter agreed to subscribe for or purchase hereunder) of the Offered Securities of such defaulting Underwriter for which such arrangements have not been made.

(c) If, after giving effect to any arrangements for the subscription or purchase of the Offered Securities of a defaulting Underwriter by the non defaulting Underwriters and the Company as provided in paragraph (a) above, the number of such Offered Securities that remains unsubscribe for or unpurchased exceeds one eleventh of the number of all the Offered Securities, or if the Company shall not exercise the right described in paragraph (b) above, then this Agreement shall terminate without liability on the part of the non defaulting Underwriters.  Any termination of this Agreement pursuant to this Section 9 shall be without liability on the part of the Company, except that the Company will continue to be liable for the payment of expenses as set forth in Section 4(h) hereof and except that the provisions of Section 8 hereof shall not terminate and shall remain in effect.

(d) Nothing contained herein shall relieve a defaulting Underwriter from liability to the Company or any non-defaulting Underwriter for damages caused by its default.

10. Termination.  This Agreement may be terminated in the absolute discretion of the Representatives, by notice to the Company, if after the execution and delivery of this Agreement and on or prior to any Closing Date (i) trading generally shall have been suspended or materially limited on or by any of the New York Stock Exchange or The Nasdaq Stock Market; (ii) trading of any securities issued or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities shall have been declared by federal or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States, that, in the judgment of the Representatives, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Shares on any such Closing Date on the terms and in the manner contemplated by this Agreement, the General Disclosure Package and the Final Prospectus.

11.  Survival of Certain Representations and Obligations.  The respective indemnities, agreements, representations, warranties and other statements of the Company or its officers and of the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any termination of this Agreement or any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the Company or any of their respective representatives, officers or directors or any controlling person, and will survive payment for and delivery of the Offered Securities.  In addition, if any Offered Securities have been purchased hereunder, the representations and warranties in Section 2 and all obligations under Section 5 shall also remain in effect.

12.  Notices.  All communications hereunder will be in writing and, if sent to the Representatives, will be mailed, delivered or telegraphed and confirmed to the Representatives, c/o J.P. Morgan Securities LLC, 270 Park Avenue, New York, New York 10017 (fax:  (212) 622-8358), Attention: Equity Syndicate Desk, with a copy to the Legal Department, c/o BofA Securities, Inc., One Bryant Park, New York, New York 10036, attention of Syndicate Department (facsimile: (646) 855-3073), with a copy to ECM Legal (facsimile: (212) 230-8730), c/o Banco BTG Pactual S.A. - Cayman Branch, 601 Lexington Avenue, 57th floor, New York, New York 10022, Attention: Legal Department +1 (212) 293-4600, c/o Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013 (fax no.: (646) 291-1469), Attention: General Counsel, and c/o Itau BBA USA Securities, Inc., 599 Lexington Avenue, 34th Floor, New York, New York 10022 (fax: 212-207-9076); Attention, Equity Capital Markets, or, if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at Fondo de la Legua 936, B1640ESO, Martinez, Provincia de Buenos Aires, Argentina, Facsimile: 5411-4836-8639, Attention: Mariano Bosch and Emilio Gnecco.

13.  Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective personal representatives and successors and the officers and directors and controlling persons referred to in Section 8, and no other person will have any right or obligation hereunder.

14. Representation of Underwriters.  The Representatives will act for the several Underwriters in connection with the transactions contemplated by this Agreement, and any action under this Agreement taken by the Representatives will be binding upon all the Underwriters.

15.  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.  Counterparts and the lock-up letter may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

16.  Absence of Fiduciary Relationship.  The Company acknowledges and agrees that:

(a) No Other Relationship.  The Representatives have been retained solely to act as underwriters in connection with the sale of the Offered Securities and that no fiduciary, advisory or agency relationship between the Company, on the one hand, and the Representatives, on the other, has been created in respect of any of the transactions contemplated by this Agreement or the Final Prospectus, irrespective of whether the Representatives have advised or is advising the Company on other matters;

(b) Arms’ Length Negotiations.  The price of the Offered Securities set forth in this Agreement was established by Company following discussions and arms-length negotiations with the Representatives and the Company is capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) Absence of Obligation to Disclose.  The Company has been advised that the Representatives and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Representatives have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d) Waiver.  The Company waives, to the fullest extent permitted by law, any claims it may have against the Representatives for breach of fiduciary duty or alleged breach of fiduciary duty and agree that the Representatives shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of the Company.

17.  Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

The Company hereby submits to the exclusive jurisdiction of the U.S. federal and state courts in the Borough of Manhattan in The City of New York (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.  The Company irrevocably and unconditionally waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in U.S. federal and state courts in the Borough of Manhattan in the City of New York and irrevocably and unconditionally waives and agree not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum.  The Company has appointed Cogency Global Inc., at its offices located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as its authorized agent upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated herein that may be instituted in any U.S. federal or state court in New York City, by the Underwriters, the directors, officers, employees, affiliates and agents of the Underwriters, or by any person who controls the Underwriters within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act. Such appointment shall be irrevocable.  The Company hereby represents and warrants that its respective Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect for a period of seven years from the date of this Agreement.  Service of process in compliance with applicable requirements upon the Company’s Authorized Agent shall be deemed, in every respect, effective service of process upon the Company.  Notwithstanding the foregoing, any action against the Company to enforce a Related Judgment arising out of or based upon this Agreement may be instituted by any Underwriter, the directors, officers, employees, affiliates and agents of such Underwriter, or by any person who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, in any court of competent jurisdiction in Luxembourg, Brazil or Argentina.  The parties hereto each hereby waive any right to trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement.

The obligation of the Company pursuant to this Agreement in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss.  If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

18.  Waiver of Immunity.  To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment in aid or otherwise) with respect to itself or any of its property, the Company hereby irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this Agreement to the extent permitted by applicable law.

19.  Recognition of the U.S. Special Resolution Regimes.

(i) In the event that the Underwriter is a Covered Entity and becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from the Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(ii) In the event that the Underwriter is a Covered Entity or a BHC Act Affiliate of the Underwriter and becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

As used in this Section 19:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

If the foregoing is in accordance with the Representatives’ understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement among the Company and the several Underwriters in accordance with its terms.

Very truly yours,

ADECOAGRO S.A.
By:	/s/ Mariano Bosch /s/ Emilio Gnecco
Name: Mariano Bosch / Emilio Gnecco
Title: CEO / CFO

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

J.P. Morgan Securities LLC

By:	/s/ Mattia Monti
Name: Mattia Monti
Title: Managing Director

BofA Securities, Inc.

By:	/s/ Douglas Oliveira
Name: Douglas Oliveira
Title: Managing Director

Banco BTG Pactual S.A. - Cayman Branch

By:	/s/ Kevin Younai
Name: Kevin Younai
Title: Authorized Signatory

Citigroup Global Markets Inc.

By:	/s/ Juliana Medina
Name: Juliana Medina
Title: Managing Director, Head of Consumer, Retail & Agribusiness

Itau BBA USA Securities, Inc.

By:	/s/ Roderick Greenlees
Name: Roderick Greenlees
Title: Managing Director

By:	/s/ Cassio Gouveia
Name: Cassio Gouveia
Title: Managing Director

SCHEDULE A

Underwriter	Number of Firm Securities to be Purchased	Number of Optional Securities to be Purchased

J.P. Morgan Securities LLC	15,517,243	416,640
BofA Securities, Inc	15,517,243	416,640
Banco BTG Pactual S.A. - Cayman Branch	3,448,275	92,585
Citigroup Global Markets Inc	3,448,275	92,585
Itau BBA USA Securities, Inc.	3,448,275	92,585

Total	41,379,311	1,111,035

SCHEDULE B

1.	General Use Free Writing Prospectuses (included in the General Disclosure Package)

“General Use Issuer Free Writing Prospectus” includes each of the following documents:

None

2.	Other Information Included in the General Disclosure Package

The following information is also included in the General Disclosure Package:

1.  The price paid by the applicable purchaser

SCHEDULE C

1.  Limited Use Issuer Free Writing Prospectuses

“Limited Use Issuer Free Writing Prospectus” includes each of the following documents:

None